SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: November 18, 2004

Contacts: Media Relations: Courtney Chauvin/Sandra Fathi Affect Strategies, Inc. 212-398-9680 x 142 courtney@affectstrategies.com	Investor Relations: Jody Burfening/Carolyn Capaccio Lippert/Heilshorn & Associates 212-838-3777 ccapaccio@lhai.com

Arel Communications and Software Reports Third Quarter 2004 Results

FINAL FOR RELEASE
ATLANTA – November 19, 2004 – Arel Communications and Software (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, reported results for the third quarter ended September 30, 2004.

Revenue for the third quarter was $1.0 million versus $1.8 million the second quarter of 2004 and $2.6 million in the third quarter of 2003. Net loss for the quarter was $(1.5) million, or $(0.11) per share, versus net loss of $(0.98) million, or $(0.07) per share, in the second quarter of 2004 and a net income of $361,000, or $0.03 per share, in the third quarter of 2003. Total deferred revenue in the quarter was $1.5 million, of which $1.3 million is associated with a long-term multi-million dollar contract for which the deployment schedule has recently been finalized.

Philippe Szwarc, chief executive officer of Arel, stated, “During the third quarter, we successfully extended our market penetration, expanding contracts with 2 customers, adding one new customer, completing 5 pilot projects, and winning positions on the “short list” for a number of new potential deals out for bid. Additionally, the deployment schedule for our previously mentioned contract with a major North American retailer was just recently finalized. Pending a stronger revenue ramp up, we are maintaining a constant cost base and selectively investing in our sales and marketing organization.

“The rich media collaboration conferencing market remains in its nascent stage, with early adopters already embracing the unique benefits and superior ROI of Arel’s SpotlightTM application suite. An acceptance gap has opened between these companies and more mainstream buyers, who have nonetheless identified the need for increased workstyle collaboration and are evaluating solutions in the marketplace. We are working diligently to facilitate conversion of these prospective customers through our worldwide direct sales capability supplemented by strategic partnerships and the development of new partner relationships, offering potential new key accounts both enterprise and managed service options.

Mr. Szwarc concluded, “While top-line growth and sustained profitability remain our primary objectives, quarterly sales continue to be affected by lengthy and unpredictable sales cycles. Even so, we continue to increase our pipeline of business, reaffirming Arel’s large market prospects. Arel’s superior, unique communications tools solution, its liquid, debt-free balance sheet, and expanding geographic footprint create a competitive advantage that positions the company well to capture its significant opportunities in this emerging market.”

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Revenue for the first nine months of 2004 was $3.8 million versus $7.1 million in the first nine months of 2003. Net loss for the first nine months of 2004 was $(3.5) million, or $(0.26) per share, versus net income of $170,000 or $0.01 per share, for the same period in 2003.

Conference Call
Arel’s management will host a conference call at 10:00 a.m. ET to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:
United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 1759228

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing PlatformTM (ICP) core software, the Arel Spotlight TM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(tables to follow)

All trademarks recognized.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,
	2004	2003	2003
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,233	2,369	3,897
Short-term investments	698	6,116	4,106
Accounts receivable:
Trade	4,378	2,929	3.098
Other	595	714	614
Inventories	801	931	534

T o t a l current assets	10,705	13,059	12,249

INVESTMENT IN AREL NET LTD	125	125	125

PROPERTY, PLANT AND EQUIPMENT:
Cost	1,974	2,191	2,085
L e s s - accumulated depreciation	1,539	1,697	1,664

	435	494	421

OTHER ASSETS	83	152	683

T o t a l assets	11,348	13,857	13,478

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	35	24	52
Accounts payable and accruals:
Trade	663	615	489
Accrued restructuring costs	-	92	22
Deferred revenues	1,519	935	294
Other	3,766	3,593	3,718
T o t a l current liabilities	5,983	5,259	4,575

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of
amount funded	231	362	391
Other	-	35	-

T o t a l long-term liabilities	231	397	391

T o t a l liabilities	6,214	5,656	4.966

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Capital surplus	52,876	52,752	52,760
Warrants and options	1,395	1,395	1,395
Accumulated deficit	(49,141)	(45,950)	(45,647)

T o t a l shareholders' equity	5,134	8,201	8,512

T o t a l liabilities and shareholders' equity	11,348	13,857	13,478

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
	$U.S. thousands (except per share data)

REVENUES:
Sales	299	1,538	1,828	3,915
Services	738	1,108	2,003	3,148

	1,037	2,646	3,831	7,063
COST OF SALES AND SERVICES	456	802	1,859	2,619

GROSS PROFIT	582	1,844	1,972	4,444
RESEARCH AND DEVELOPMENT EXPENSES - net	458	457	1,458	1,166
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,580	1,116	4,387	2,958
INCOME FROM SETTLEMENT WITH W2COM	-	-	411	-

OPERATING INCOME (LOSS)	(1,456)	271	(3,462)	320
FINANCIAL INCOME (EXPENSES) - net	(12)	90	(32)	(150)

INCOME (LOSS) FOR THE PERIOD	(1,468)	361	(3,494)	170

BASIC AND DILUTED INCOME (LOSS) PER SHARE	(0.11)	0.03	(0.26)	0.01

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003
	(Unaudited)		(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	(3,494)	170	473
Adjustments required to reconcile income (loss) to net
cash used in operating activities:
Depreciation and amortization of property and equipment	179	254	318
Employee stock-based compensation	-	12	20
Allowance for doubtful accounts	115	(28)	(24)
Accrued employee rights up on retirement - net	(160)	(9)	20
Other - net	(2)	(4)	(17)
Changes in operating asset and liability items:
Increase in trade receivables (before allowance for
doubtful accounts)	(1,395)	(445)	(619)
Decrease (increase) in other accounts receivable	19	(227)	(180)
Decrease (increase) in inventories	(267)	237	634
Increase (decrease) in accounts payable and other accruals	1,425	(1,751)	(2,452)

Net cash used in operating activities	(3,580)	(1,791)	(1,827)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(198)	(58)	(78)
Proceeds from disposal of property and equipment	5	-	29
Long - term bank deposit	-	-	(500)
Short-term bank deposits - net	3,869	(5,983)	(3,969)
Amounts carried from (to) other assets	93	(152)	(100)
Collection of long-term loan to an employee	6	4	9
Acquisition of marketable securities	(15)	(2)	(6)
Proceeds from sale of marketable securities	54	6	8

Net cash provided by (used in) investing activities	3,814	(6,185)	(4,607)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit - net	-	3	(11)
Issuance of share capital	78	-	-
Exercise of options	38	-	-
Discharge of long-term loan	(14)	(12)	(12)

Net cash provided by (used in) financing activities	102	(9)	(23)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	336	(7,985)	(6,457)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,897	10,354	10,354

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,233	2,369	3,897